United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale on investments in Colombia
Rio de Janeiro, January 31, 2008 — Companhia Vale do Rio Doce (Vale) would like to clarify that despite press comments about investments in Colombia, such options had not been analyzed by its senior management and as a consequence no decision had been made about them.
In accordance with its long-term strategic plan, Vale has been looking for opportunities to exploit its large and high-quality bauxite reserves. In order to make it feasible, a key condition is the availability of low-cost energy, a factor that ultimately will define the location of an eventual new aluminum smelter.
In line with its strategic goal, Vale, with the cooperation of the Colombian government, has been evaluating some power generation projects in the country. However, there was no technical definition about any specific project yet.
As one of the largest producers of coal in the world, Colombia has been indicating its interest in attracting investments to its coal business. On the other hand, Vale became a coal producer with the acquisition of Australian operations in 2007, and it plans to develop the Moatize project in Mozambique as well as it is performing a feasibility study of the Belvedere coal deposit in Australia. In addition, the Company is building a coal-fired thermal plant in Barcarena, state of Pará, Brazil.
As usual, these investment options will be duly analyzed by the Company’s management. If and when there is a decision pursuant to the high standards of transparency always practiced by Vale, it will be made public.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 31, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations